599 Lexington Avenue New York, NY 10022-7650
Aron Izower Direct Phone: +1 212 549 0393 Email: aizower@reedsmith.com	+1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

October 1, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Loan Lauren Nguyen

Re:                             SFX Entertainment, Inc.
                                                Amendment No. 6 to Registration Statement on Form S-1
                                                Filed October 1, 2013
                                                File No. 333-189564

Dear Ms. Nguyen:

On behalf of our client, SFX Entertainment, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 30, 2013 (the “Comment Letter”), relating to the Company’s fifth amendment (such amendment, “Amendment No. 5”) to the Registration Statement (the “Registration Statement”) on Form S-1 filed on September 25, 2013.  The Registration Statement was first publicly filed on June 25, 2013, as amended on July 18, 2013, August 12, 2013, August 30, 2013, September 18, 2013, and September 25, 2013, and had initially been submitted confidentially to the Commission on November 13, 2012, as amended on April 25, 2013.  This letter accompanies the sixth amendment to the Registration Statement publicly filed with the Commission on October 1, 2013 (such amendment, “Amendment No. 6”).  For the Staff’s reference, we have included both a clean copy of Amendment No. 6 and a copy marked to show all changes from Amendment No. 5.

Set forth below in bold are comments from the Comment Letter.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter.  Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in Amendment No. 6 in response to the Staff’s comment.  All page references in the responses set forth below refer to page numbers in Amendment No. 6.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 6.

Prospectus summary, page 1

Company Overview, page 1

1.                                      Please refer to the third paragraph under this subsection.  We note your disclosure that the first TomorrowWorld festival will be held in September 2013.  We note from the TomorrowWorld website that the festival was scheduled for September 27th - 29th. Please revise the prospectus throughout to update this disclosure.  To the extent known, please also disclose the number of attendees.

The Company acknowledges the Staff’s comment and has revised the disclosures regarding the TomorrowWorld festival throughout the Registration Statement to indicate that the festival was held from September 27-29, 2013 and to include the number of tickets sold for the festival.

The Offering, page 10

2.                                      We note 80,513,821 shares will be outstanding after the offering.  Please reconcile for us the number of shares outstanding as of June 30, 2013 to the number of shares that will be outstanding after the offering.  In this regard, after giving effect to the conversion of 17,430,000 shares of common stock from temporary equity, the issuance of 233,000 shares of restricted stock to Mr. Sillerman and the shares of common stock to be issued in the IPO, we were unable to account for a difference of 21,252 shares.  Please advise and revise your disclosures to explain the reason(s) for the difference.

The Company acknowledges the Staff’s comment. The difference of 21,252 shares is attributed to share grants by the Company, in August 2013, of (a) 20,000 shares to a consultant and (b) 1,252 shares to a director for board compensation.  These share grants were previously disclosed in Amendment No. 5 on page II-3.  The Company has included additional disclosures regarding these share grants on pages F-52 and F-94, respectively.

Capitalization, page 52

3.                                      Please revise your capitalization table to disclose your outstanding common shares on an actual, pro forma and pro forma as adjusted basis.  Also, please disclose the number of redeemable common shares on an actual, pro forma and pro forma as adjusted basis.

The Company acknowledges the Staff’s comment and has revised the capitalization table to disclose (i) the number of shares outstanding on an actual, pro forma and pro forma as adjusted basis and (ii) the number of redeemable shares outstanding on an actual, pro forma and pro forma as adjusted basis.

Dilution, page 53

4.                                      We were unable to recalculate the per share amount representing the increase in the net tangible book value attributable to the sale of shares in the offering of $2.41.  Similarly, we were unable to recalculate the net tangible book value per share after the offering if the underwriters exercise their overallotment option of $2.03.  Please provide us with your computations.

The Company acknowledges the Staff’s comment. The Company has revised page 53 of the Registration Statement and has supplementally provided the computations at Exhibit A hereto.

5.                                      Please note the table on page 54 should be based upon the total consideration paid to the issuer, and the average price per share of common stock paid by existing shareholders and by new investors purchasing shares of your common stock at the initial public offering price, before deducting the underwriting discount and estimated offering expenses.  Your current presentation appears to include consideration paid by new investors net of underwriting discount and offering expenses.  Please revise your disclosure accordingly.

The Company acknowledges the Staff’s comment and has revised page 54 of the Registration Statement in response to the Staff’s comment.

6.                                      Furthermore, it appears the amount in the table representing shares purchased by existing shareholders does not agree to the number of shares outstanding on a pro forma basis as presented on the face of your balance sheet on page F-57.  Please note the table summarizes existing shareholder information as of June 30, 2013.  Additionally, the amount included as total consideration paid, and used to calculate average per share price paid by existing shareholders appears to represent the sum of common stock, APIC and subscriptions receivable presented on a pro forma basis on the face of your balance sheet as of June 30, 2013.  Please note such amounts should represent the total consideration paid and the average price per share paid by existing shareholders.  Please revise your presentation accordingly.

The Company acknowledges the Staff’s comment and has revised page 54 of the Registration Statement in response to the Staff’s comment.

7.                                      Notwithstanding the above, it appears the percentages included in the penultimate paragraph on page 54 have been calculated incorrectly.  Please revise accordingly.

The Company acknowledges the Staff’s comment and has revised page 54 of the Registration Statement in response to the Staff’s comment.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 63

8.                                      Reference is made to footnote 1(c).  Please revise the amount representing net proceeds from the offering of $182.9 million to be consistent with amounts disclosed elsewhere in the document.  In this regard, we note on page 10 net proceeds from the offering after deducting underwriting discounts and estimated offering expenses are estimated to be approximately $178.6 million.  Similarly revise footnote 9 with respect to the adjustment of $182,910 for the initial public offering.

The Company acknowledges the Staff’s comment and has revised pages 63 and 73 of the Registration Statement in response to the Staff’s comment.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0393.

Sincerely,

/s/ ARON IZOWER

Aron Izower

Reed Smith LLP

Attachments

cc:                                Howard J. Tytel, SFX Entertainment, Inc.

EXHIBIT A

Dilution calculation (pg. 53)

	$12.00 IPO		$11.00 IPO - Sensitivity analysis		$13.00 IPO - Sensitivity analysis		$12.00 IPO - exercise of overallotment

Common Stock outstanding as of June 30, 2013 (actual)	46,162,902	(a)	46,162,902	(a)	46,162,902	(a)	46,162,902	(a)
Reclass of Mezzanine equity-Redeemable Common stock to equity	17,430,000		17,430,000		17,430,000		17,430,000
Common stock outstanding as of June 30, 2013 (Pro forma)	63,592,902	(b)	63,592,902	(b)	63,592,902	(b)	63,592,902	(b)

# of shares to be issued in the IPO	16,666,667		16,666,667		16,666,667		16,666,667
Total Common stock outstanding after the IPO	80,259,569	(c)	80,259,569	(c)	80,259,569	(c)	80,259,569	(c)

Over-allotment shares	2,500,000		2,500,000		2,500,000		2,500,000
Total Common stock outstanding after the IPO including over-allotment	82,759,569	(d)	82,759,569	(d)	82,759,569	(d)	82,759,569	(d)

As of June 30, 2013
Total Assets	$252,535,480		$252,535,480		$252,535,480		$252,535,480
Less Intangibles and Goodwill	(150,469,753)		(150,469,753)		(150,469,753)		(150,469,753)
Less Total Liabilities	(114,859,361)		(114,859,361)		(114,859,361)		(114,859,361)
Less Deferred financing cost	(24,366,000)		(24,366,000)		(24,366,000)		(24,366,000)
Less Mezzanine Equity - Redeemable Common stock	(84,030,418)		(84,030,418)		(84,030,418)		(84,030,418)
Less Mezzanine Equity - Redeemable non-controlling interest	(4,834,000)		(4,834,000)		(4,834,000)		(4,834,000)
Net tangible book value as of June 30, 2013	$(126,024,052)	(e)	$(126,024,052)	(e)	$(126,024,052)	(e)	$(126,024,052)	(e)

Net proceeds upon closing of IPO
Proceeds to receive from IPO	200,000,000		183,333,337		216,666,671		230,000,004
Less Underwriter expenses (7% of proceeds)	(14,000,000)		(12,833,334)		(15,166,667)		(16,100,000)
Less Registration expenses - paid and unpaid	(3,090,000)		(3,090,000)		3,090,000		3,090,000
Net proceeds to receive after IPO	$182,910,000	(f)	$167,410,003	(f)	$198,410,004	(f)	$210,810,004	(f)

Redeemable Common stock - equity as of June 30, 2013	$84,030,418	(g)	$84,030,418	(g)	$84,030,418	(g)	$84,030,418	(g)

Net tangible book value after to IPO	$140,916,366	(h) = e+f+g	$125,416,369	(h) = e+f+g	$156,416,370	(h) = e+f+g	$168,816,370	(h) = e+f+g

Net tangible book value per share as of June 30, 2013	$(2.73)	(i)= e/a	$(2.73)	(i)= e/a	$(2.73)	(i)= e/a	$(2.73)	(i)= e/a
Net tangible book value prior to ipo (reclass of mezzanine)	$(0.66)	(j)=(e+g)/b	$(0.66)	(j)=(e+g)/b	$(0.66)	(j)=(e+g)/b	$(0.66)	(j)=(e+g)/b
Net tangible book value after ipo	$1.76	(k)=h/c	$1.56	(k)=h/c	$1.95	(k)=h/c	$2.04	(k)=h/d

Increase in net tangible book value per share due to reclassification of mezzanine equity	$2.07	(l)=j-i	$2.07	(l)=j-i	$2.07	(l)=j-i	$2.07	(l)=j-i
Increase in net tangible book value per share after the IPO	$2.42	(m)=k-j	$2.42	(m)=k-j	$2.61	(m)=k-j	$2.70	(m)=k-j
Total increase in net tangible book value per share as of June 30, 2013 up through IPO	$4.49	(n)=l+m	$4.29	(n)=l+m	$4.68	(n)=l+m	$4.77	(n)=l+m

Assumed initial public offering price per share		$12.00		$11.00		$13.00		$12.00
Net tangible book value per share as of June 30, 2013, before giving effect to this offering	$(2.73)		$(2.73)		$(2.73)		$(2.73)
Increase in net tangible book value per share due to reclassification of mezzanine equity	$2.07		$2.07		$2.07		$2.07
Increase in net tangible book value per share attributable to the sale of shares in this offering	$2.42		$2.22		$2.61		$2.70
Net tangible book value per share after this offering		$1.76		$1.56		$1.95		$2.04
Dilution in net tangible book value per share to new investors		$10.24		$9.44		$11.05		$9.96

$1.00 increase /decrease in the assumed initial public offering price				$(0.81)		$0.81

Dilution calculation (pg. 54)

	Shares Purchased	Percent	Amount	Percent	Average price per share
Existing shareholders	63,592,902	79.2%	$170,528,000	46.0%	$2.68
New Investors	16,666,667	20.8%	200,000,000	54.0%	$12.00
Total	80,259,569	100%	$370,528,000	100%

Existing stockholders ownership post-IPO:	76.8%	m=b/d
New stockholder ownership post-IPO:	23.2%	100%-m